EXHIBIT 99

PROFESSIONAL VETERINARY PRODUCTS, LTD.
Schedule of Allowances

	Balance at	Charged to
	beginning of	costs and		Balance at end of
	period	expenses	Deductions	period
Allowance for doubtful accounts (in thousands)
Year ended July 31, 2004	$760	$236	$175	$821

Year ended July 31, 2003	353	426	19	760

Year ended July 31, 2002	—	425	72	353

Year ended July 31, 2001	—	—	—	—

Year ended July 31, 2000	—	—	—	—

Allowance for obsolete inventory (in thousands)
Year ended July 31, 2004	$—	$129	$—	$129

Year ended July 31, 2003	—	—	—	—

Year ended July 31, 2002	—	—	—	—

Year ended July 31, 2001	—	—	—	—

Year ended July 31, 2000	—	—	—	—